[Letterhead of Ballard Spahr Andrews & Ingersoll, LLP]

DAVID AARESTAD

Direct Dial: (303) 299-7389

Personal Fax: (303) 382-4689

E-Mail: aarestadd@ballardspahr.com

September 18, 2006

Lisa Beth Lentini

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549

Re:	Empire Energy Corporation International
Registration Statement on Form SB-2
File No. 333-136243

Dear Mr. Schwall:

On August 2, 2006, Empire Energy Corporation International (the “Registrant”) filed its Registration Statement on Form SB-2 (the “Registration Statement”) offering to sell common stock shares from selling shareholders. This letter responds to the staff’s comments on the Registration Statement provided to the Registrant in a letter dated August 31, 2006. The comments have been restated below in italics and the Registrant’s responses follow in regular text. The Registration Statement will be filed to reflect changes made in response to the comments. We have also updated the financial statements to include second quarter results, amended reference to Empire’s shareholding in Zeehan Zinc to account for recent dilution, amended the Management’s Plan of Operation section to include discussion of the second quarter results and corrected an error in the exhibit list. Three marked and three clean copies of the Registration Statement are attached for your information and use.

September 18, 2006

Form SB-2 Filed on August 2, 2006

Selling Shareholders, page 43

1. Please identify the natural person or persons who have voting power and/or investment control over the securities to be offered by the selling shareholders. See interpretation 4S of the Manual of Publicly Available Telephone Interpretations (March 1999 supplement).

The table has been amended to identify each name shareholder whose shares are the subject of the registration statement. The footnotes have been amended to identify beneficial owners, trust beneficiaries or persons with investment control.

2. Disclose the transactions in which each of the selling securityholders received the shares being registered for resale. We believe that information regarding the transactions in which the selling securityholders received their securities is information required to be disclosed under Item 507 of Regulation S-K.

We do not see this requirement in Item 507 but have complied with this comment by amending the footnotes to include this information.

Please let me know if the foregoing is responsive to your comments, and if you wish to discuss further any of the comments and our responses. The Registrant appreciates your assistance in connection with this review.

Very truly yours,

/s/ DAVID AARESTAD

David Aarestad

DA/jc

Enclosures